EXHIBIT 99.1

Press Release Dated February 4, 2010

Suncor Energy Declares Dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (February 4, 2010) — Suncor Energy Inc.’s Board of Directors has approved a quarterly dividend of $0.10 per share on its common shares, payable March 25, 2010 to shareholders of record at the close of business on March 5, 2010.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com

For more information:
Investor inquiries:	Helen Kelly 403-693-2048
Media inquiries:	Dany Laferriere 403-269-8760

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com